Exhibit 99.1

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta/23.11.2020/16:51) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Montserrat Fouget Roca

2	Reason for the notification

a)	Position/status	Other person discharging managerial responsibilities
Senior VP, Regulatory Affairs and Production
b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Debt instrument
	Identification code	DE000A3E4548

b)	Nature of the transaction	Another
4152 shares (DE0006046113) due to execution of the mandatory conversion

c)	Price(s)	Volume(s)

	0.00 EUR	0.00 EUR

d)	Aggregated price	Aggregated volume

	0.00 EUR	0.00 EUR

e)	Date of the transaction	20.11.2020 UTC+1

f)	Place of the transaction	Outside a trading venue

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor Relations
phone: +49 (0) 214 87 63 20
e-mail: ir@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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